Manuel Garciadiaz manuel.garciadiaz@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

October 14, 2022

Re:	Cosan S.A. Form 20-F for the Fiscal Year Ended December 31, 2021 Filed May 16, 2022 Form 6-K Filed August 12, 2022 File No. 001-40155

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Amy Geddes Stephen Kim

Ladies and Gentlemen:

On behalf of our client, Cosan S.A. (the “Company”), this letter sets forth the Company’s responses to the comments provided by the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated September 23, 2022 (the “Comment Letter”). On May 16, 2022, the Company publicly filed an Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”), on August 12, 2022, the Company furnished a Current Report of Foreign Private Issuer on Form 6-K including its unaudited interim financial statements as of and for the six months ended June 30, 2022 (the “Interim Financials Form 6-K”) and on August 12, 2022, the Company furnished a Current Report of Foreign Private Issuer on Form 6-K including its earnings release as of and for the six months ended June 30, 2022 (the “Earnings Release Form 6-K”) via the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”) to the Commission.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment. All references to page numbers and captions (other than those in the Staff’s comments) correspond to pages in the filed versions of the Annual Report, Interim Financials Form 6-K or Earnings Release Form 6-K, as applicable. We have also italicized our proposed changes that we expect to include in future filings.

Form 20-F for the Fiscal Year Ended December 31, 2021

A. Operating Results

Results of Operations for the Fiscal Year Ended December 31, 2021 Compared to the Fiscal

Year Ended December 31, 2020, page 122

1.	When several factors attribute to material fluctuations in your results of operations, please quantify in your reporting currency each factor cited so that investors may understand the magnitude and relative impact of each factor. For example, in your discussion of the change from 2019 to 2020 of Gas and Power selling expenses, you state that this decrease was primarily due to a decrease of 20% in employee-related expenses partially offset by an increase of R$12.7 million in the provision for expected credit losses. While the percentage decrease in a factor contributing to the decrease is supplementally helpful, it is unclear how this relates in size to the R12.7 million increase cited. Refer to Item 303 of Regulation S- K.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company intends to quantify in its reporting currency each factor cited in addition to supplementally disclosing percentage increases or decreases where appropriate to enhance investors’ understanding of the magnitude and relative impact of each factor. The Company’s disclosure will be substantially consistent with the following revised discussion of the factors affecting the Company’s 2019 to 2020 of Gas and Power selling expenses:

Selling expenses decreased by 0.5% to an expense of R$156.9 million during the fiscal year ended December 31, 2020, from an expense of R$157.7 million during the fiscal year ended December 31, 2019. This decrease was primarily due to a decrease of R$15.3 million (or 20%) in employee-related expenses partially offset by an increase of R$12.7 million (or 12.8%) in the provision for expected credit losses.

Item 5. Operating and Financial Review and Prospects

B. Liquidity and Capital Resources

Cash Flows, page 139

2.	Your disclosure appears to focus on how net cash used in operating activities was derived for each period as presented in the statement of cash flows. Pursuant to Item 303 of Regulation S-K, your discussion should be an analysis of why operating cash changed from period to period. In performing your analysis, note that references to results, noncash items, and working capital items may not provide a sufficient basis to understand how operating cash actually was affected between periods. Refer to the introductory paragraph of section IV.B and paragraph B.1 of Release No. 33-8350 for guidance. Please revise your disclosure as appropriate.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that, in future filings, the Company intends to include additional information about why operating cash flows changed from period to period and the factors underlying these changes in response to the Staff’s comment. The Company’s disclosure will be substantially consistent with the following revised discussion of the factors affecting the Company’s cash flows generated by operating activities in the fiscal years ended December 31, 2021 and 2020 on page 139 of the Form 20-F:

The net cash flows generated by operating activities in the fiscal year ended December 31, 2021 decreased by R$509.7 million, or 9.0%, to R$5,147.2 million compared to R$5,656.9 million in the fiscal year ended December 31, 2020, which was primarily attributable to (i) an increase of R$245.2 million, in inventory in the year ended December 31, 2021 compared to R$117.2 million in year ended December 31, 2020, a change of R$128.0 million, or 109.3% driven by our strategy to maintain higher levels of inventory, and an increase of R$404.0 million, in trade receivables in the year ended December 31, 2021 compared to a decrease of R$67.3 million in the year ended December 31, 2020, a change of R$471.3 million, or 700.4% driven by an increase in demand for our products and services following the easing of the COVID-19 pandemic, and (ii) an increase in tax losses arising from the payment to a counterparty to acquire the rights to certain recoverable tax credits. These effects were partially offset by an increase in net income after adjusting for items with no cash effect driven by the effects of variations in interest rates and exchange rates.

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Consolidated Financial Statements

Consolidated Statement of Changes in Equity, page F-15

3.	Please tell us how you determined or calculated each of the Predecessor Adjustments presented in the Consolidated Statement of Changes in Equity.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company calculated each of the Predecessor Adjustments on the basis of the equity accounts balance of Cosan Limited, the predecessor entity, as of the date of the corporate reorganization undertaken by the Cosan group in the first quarter of 2021 pursuant to which Cosan Limited and Cosan Logística S.A. were merged with and into Cosan S.A. (the “Corporate Reorganization”), which were allocated to the statutory accounts of Cosan S.A., as detailed in the table below:

	Cosan Limited Balance as of February 28, 2021	Predecessor Adjustments(1)	Cosan S.A Balance Subsequent to the Corporate Reorganization
	(in thousands of Brazilian reais)
Share capital	5,328	6,360,525	6,365,853
Treasury shares	—	(583,941)	(583,941)
Additional paid-in capital	2,006,653	(4,984,931)	(2,978,278)
Accumulated other comprehensive loss	(1,978,092)	1,381,798	(596,294)
Retained earnings	5,139,685	1,935,735	7,075,420
Equity attributable to owners of the Company	5,173,574	4,109,186	9,282,760
Equity attributable to non-controlling interest	15,638,932	(4,109,186)	11,529,746
Total shareholders’ equity	20,812,507	—	20,812,507

(1)	The predecessor adjustments amount to the difference between the Cosan Limited balance as of February 28, 2021 and the Cosan S.A. balance subsequent to the Corporate Reorganization.

In future filings the Company intends to clarify the calculation of Predecessor Adjustments through footnotes in its consolidated statement of changes in equity.

General

4.	We note from your disclosure on page 3 that, in the first quarter of 2022, you revised your intangible asset policy for natural gas distribution concession contracts and reclassified the balances of amortization expenses from selling, general and administrative expenses to cost of sales for the years ended December 31, 2021, 2020 and 2019. Please tell us how you evaluated this change as a change in accounting policy versus correction of an error. Refer to the guidance in IAS 8.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it applies the intangible asset model to its natural gas distribution concession contracts in accordance with paragraph 17 of IFRIC 12 Service Concession Arrangements (“IFRIC 12”).

The Company further notes that paragraph 26 of IFRIC 12 states that IAS 38 Intangible Assets (“IAS 38”) applies to the intangible asset recognized in accordance with paragraphs 17 and 18 of IAS 38. In turn, paragraph 97 of IAS 38 provides that “[t]he amortisation charge for each period shall be recognised in profit or loss unless this or another Standard permits or requires it to be included in the carrying amount of another asset.” However, IAS 38 does not specify the line item in the statement of profit or loss in which the amortization of intangible assets should be recorded.

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As such, since the acquisition of Companhia de Gás de São Paulo – Comgás (“Comgás”) a subsidiary that operates natural gas distribution concession contracts, in November 2012, the Company applied the guidance of IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, (“IAS 8”) to develop and apply an accounting policy for the classification of the amortization of the concession intangible asset in the statement of profit or loss.

In doing so, the Company applied the guidance under paragraph 10 of IAS 8, which states the following: “In the absence of an IFRS that specifically applies to a transaction, other event or condition, management shall use its judgement in developing and applying an accounting policy that results in information that is:

a)	relevant to the economic decision-making needs of users; and

b)	reliable in that the financial statements:

(i)	represent faithfully the financial position, financial performance and cash flows of the entity;

(ii)	reflect the economic substance of transactions, other events and conditions, and not merely the legal form;

(iii)	are neutral, ie free from bias;

(iv)	are prudent; and

(v)	are complete in all material respects.”

In addition, the Company also considered the guidance of IAS 1 Presentation of Financial Statements (“IAS 1”). Paragraph 99 of IAS 1 states that “An entity shall present an analysis of expenses recognised in profit or loss using a classification based on either their nature or their function within the entity, whichever provides information that is reliable and more relevant.” In addition, paragraph 104 of IAS 1 states that “[a]n entity classifying expenses by function shall disclose additional information on the nature of expenses, including depreciation and amortisation expense and employee benefits expense.”

Based on the above, the Company developed a presentation policy under which the amortization of the concession intangible asset was included within selling, general and administrative expenses. At the time, the Company viewed cost of sales as including only expenses directly or indirectly attributable to the production process, such as direct materials, labor costs, the depreciation of assets used in manufacturing, and repair and maintenance costs related to production. The Company did not view the amortization of the concession intangible asset as being directly attributable to the gas distribution process and so it was classified as selling, general and administrative expenses.

The Company believes that such presentation policy was in accordance with the guidance of IFRS cited above.

The Company acquired Comgás at a time when the Brazilian natural gas market consisted almost exclusively of state-owned operators. As the Brazilian natural gas distribution segment has developed and opened up to new participants, prior to the issuance of the annual financial statements for fiscal year ended December 31, 2021, the Company re-assessed the presentation policy until then applied, considering the following: (1) the presentation policy applied by several entities acquired or to be acquired operating natural gas distribution concessions in Brazil; and (2) the presentation policy applied by the industry in general, driven by newly-public comparable companies.

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Based on the above, management decided to voluntarily change the presentation policy of the amortization of the concession intangible asset from selling, general and administrative expenses to cost of sales, as such presentation would result in greater comparability.

The Company believes that in accordance with paragraph 14 (b) of IAS 8, the change in the presentation policy likely resulted in “reliable and more useful information” as it would help users of the financial statements to evaluate past, present and future events, and therefore preferable. The Company notes that the resulting reclassification of the balances of the amortization of the concession intangible asset from selling, general and administrative expenses to cost of sales did not affect any other line items.

Lastly, the Company believes that the change of its presentation policy in fiscal year ended December 31, 2021, did not constitute a correction of an error but rather a change in accounting policy since, as noted above, the presentation policy applied consistently through 2021 was in accordance with IFRS.

The Company further advises the Staff that, in future filings, it intends to provide further information as to why the Company decided to voluntary change its presentation policy consistent with the facts noted above.

Form 6-K filed August 12, 2022 - Interim Financial Statements for the Quarterly Period Ended June 30, 2022

Statement of Changes in Equity, page 11

5.	We note the capital distribution of $1,400,557 in your statement of changes in equity. Please either confirm to us that this is a treasury stock transaction or tell us what this represents as the description appears to be blank.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that such line item was unintentionally left blank and corresponds to adjustments related to the Company’s corporate reorganization completed in the first quarter of 2021. In future filings, the Company intends to revise the heading of the line item mentioned to “Corporate Reorganization” as it was reported in previous quarters.

Form 6-K filed August 12, 2022 - Earnings Release for the Quarterly Period Ended June 30, 2022

Executive Summary for 2Q22, page 1

6.	Please tell us why your earnings release presents Adjusted EBITDA as the segment measure of profit or loss while your annual and interim financial statements specifically identify EBITDA as this measure.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that its Chief Operating Decision Maker (“CODM”) evaluates the performance of its operating segments based on the measure of EBITDA as disclosed in the Company’s annual and interim financial statements. In addition, the Company’s CODM also relies on Adjusted EBITDA as a supplemental measure of the performance of the Company’s operating segments as Adjusted EBITDA allows the Company to exclude the effects of certain non-recurring events across periods to allow for better period-to-period comparability.

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The Company notes that paragraph 26 of IFRS 8, Operating Segments, states that “[i]f the chief operating decision maker uses more than one measure of an operating segment’s profit or loss, the segment’s assets or the segment’s liabilities, the reported measures shall be those that management believes are determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s financial statements.”

Based on the guidance above and the limitations in relation to disclosing other profitability measures in the footnotes to the financial statements which the Company believes are not determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amounts in the entity’s financial statements, even if used by the CODM to evaluate the segment performance, the Company excluded the presentation of segment Adjusted EBITDA from the footnotes to the financial statements.

C.2 Rumo, page 6

7.	Please tell us why you have only presented and discussed comparative results for 2Q22 to 2Q21 for Rumo when you also present comparative results for 2Q22 to 1Q22 for your other segments.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that Rumo's results are influenced by the seasonality of several agricultural commodities such as soybean and corn, which have different sowing, treatment, harvesting and sale periods. This seasonality has a significant impact on the demand for the transportation of these commodities. For example, most harvested soybean is exported between January and August, while the transportation of the corn harvest (mainly for export) is primarily between May and December. As a result, Rumo typically has a greater transported volume in the second and third quarters of each year, and a lower volume transported in the off-season (i.e., in the first and fourth quarters of each year), and therefore believes that comparing quarterly results with the immediately preceding quarter would not be helpful to investors, as seasonality reduces the comparability of the results of operations of each of these quarters. The Company notes that seasonality only affects Rumo’s results in this manner, and not the results of the Company's other segments.

Accordingly, starting with the Earnings Release Form 6-K, the Company has opted to only present and discuss the comparative results of Rumo for the most recent reported interim period and the corresponding period of the preceding year because the Company believes this comparison is more meaningful to investors as it is not influenced by seasonality to the same degree that a comparison with the immediately preceding quarter would be.

* * *

The new or enhanced disclosures proposed above in items 1 to 4 will be included in our Form 20-F for the year ended December 31, 2022. In addition, we expect to include the information requested in item 5 above in our interim financial statements as of and for the nine-month period ended September 30, 2022, presented in accordance with IAS 34.

Please do not hesitate to contact me at 212-450-6095 or manuel.garciadiaz@davispolk.com or Lourenço Lopes-Sabino at 212-450-6139 or lourenco.lopes-sabino@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

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Very truly yours,

/s/ Manuel Garciadiaz

Manuel Garciadiaz

cc:	Ricardo Lewin, Chief Financial Officer, Cosan S.A.

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